Exhibit C
TERMINATION LETTER

May 5, 2015

Mr. Delbert Humenik
2200 W. Airfield Drive
P.O. Box 619810
DFW Airport, TX 75261

Dear Del:

Please find attached a description of the payments and benefits that are due to you upon the termination of your employment with the company. These amounts and the timing of such payments are subject to the terms and conditions of their respective plans and your Separation Agreement and Release.

Amounts payable to you may be subject to Section 409A of the Internal Revenue Code of 1986, as amended (“409A”), including, but not limited to, the cash severance and other benefits described in the materials included here. Any payments found to be subject to 409A must be delayed until a date that is at least six (6) months later than your last day worked at the company. Failure to comply with the delayed payment requirement may result in the imposition of an additional 20% tax applied to amounts subject to 409A, in addition to your ordinary, applicable employment and income taxes. You would be solely responsible for the payment of any taxes arising under 409A.

As you know, benefits that are offered pursuant to the Dex Media, Inc. Severance Plan - Executive Vice Presidents and Above are subject to your proper execution of the Separation Agreement and Release.

Sincerely,

/s/ Debra M. Ryan

Debra M. Ryan
EVP, Human Resources

2200 West Airfield Dr., TX 29, P.O. Box 619810, D/FW Airport, TX 75261, DexMedia.com